FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 31, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Maxell shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 1, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Submits Amendment Statement for Tender Offer

Registration Statement Relating to Hitachi Maxell Shares

Tokyo, August 31, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the announcement of its intention to purchase common stocks of Hitachi Maxell, Ltd. (TSE:6810) by way of a public tender offer (hereinafter “Tender Offer”) as of July 28, 2009. The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Summary of the Amendment Statement is as follows. Please see the end of this announcement regarding the summary of the Tender Offer.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on August 20, 2009 shall be amended. Summary of the amendment is as follows:

•	Hitachi Maxell has determined changes of its Executive Officers as stated in its press release “Hitachi Maxell Announces Executive Changes” announced today.

(Reference) Outline of the Tender Offer

1. Name of the Target Company

Hitachi Maxell, Ltd.

2. Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

3. Tender Offer Price

¥1,740 per share of common stock

4. Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,928,859 shares	— shares	— shares

Note: Please refer to “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell” released on July 28, 2009 and “Hitachi Amends “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell”” released on August 19, 2009 for the details of the Tender Offer.

Cautionary Matters

•

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Statement for the Tender Offer (including its amendment) and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

•

The Tender Offer is targeted at the common stock of Hitachi Maxell, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

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